03032168

Morgan

The Morgan Crucible Company plc

9th September 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Elaine Marriner
Group Legal Counsel

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Interim Results
Released	07:01 9 Sep 2003
Number	5346P

9 September 2003

INTERIM ANNOUNCEMENT 2003

		2003	2002
Group Turnover	£m	442.6	450.4
Operating Profit*	£m	21.4	15.7
Underlying PBT**	£m	13.8	9.1
Net Debt	£m	236.5	295.1
Underlying EPS***	pence	3.4p	2.2p

* Defined as statutory operating profit of 2.2 million (2002: loss £16.5 million) before goodwill amortisation of £3.9 million (2002: £3.9 mil charges of £15.3 million (2002: £28.3 million). This measure of earnings is shown because the Directors consider that it gives a better indi

** Defined as statutory loss before tax of £21.0 million (2002: loss £32.8 million) before goodwill amortisation of £3.9 million (2002: £3.9 mi exceptional charges of £30.9 million (2002: £38.0 million).

*** Basic underlying loss per share of 9.9p (2002: loss 14.0p) adjusted to exclude the after tax impact of corporate and operating exceptional it

- Total turnover £442.6 million (2002: £450.4 million) and turnover from continuing operatior (2002: £429.1 million).
- Underlying operating profit £21.4 million (2002: £15.7 million) and underlying operating pr operations ahead by 38% at £20.6 million.
- Underlying EPS of 3.4 pence (2002: 2.2 pence).
- Net debt reduced to £236.5 million (2002: £295.1 million).
- Borrowings refinanced through US$300 million Bank syndicated loan and US$105 million p
- Restructuring and rationalisation programme announced in February 2002 progressing to pla
- Additional strategic restructuring opportunities identified which generate further annualised 2006 of £35-£50 million for a cash cost of £55-£70 million over this period.

Commenting on the results Chief Executive Officer, Warren Knowlton said:

'The strategic review of the Group conducted over the last six months has identified substantial opportunities to extend the current restructuring programme and deliver attractive benefits, which should significantly enhance shareholder value. There is a clear opportunity to transform the Group and generate improved performance that will leave the Group in a strong position when markets recover. This transformation is underway and will reshape the Group.'

Enquiries

Warren Knowlton, Group Chief Executive	01753 837 302
Nigel Young, Finance Director	01753 837 306
Rupert Younger/Charlotte Hepburne-Scott, Finsbury	020 7251 3801

Interim Statement 2003

Overview

At the time of our preliminary results in March and again at our Annual General Meeting in June, we stated that we continued to view the immediate future with caution. However whilst we were not anticipating any significant upturn in overall customer demand in the short term, our orders had stabilised and trading had been in line with our expectations. Sales for the first half at £442.6 million were slightly lower than last year although operating profits before exceptional charges and goodwill increased by 36% to £21.4 million.

Our programme to reduce our borrowings has continued with the disposal in the first half of six Soft Coatings operations in the USA and our Superconductor operation in Germany for total proceeds of approximately £32 million. Since the half year, we have also disposed of our Graflon business for a total consideration of £6.6 million. In addition our programme of disposals of land and buildings made surplus as a result of the restructuring programme has continued with the sale of sites totalling £5.7 million although one of these disposals, the sale of our Technical Ceramics site in Rugby for £5.1 million, will not be completed until next year. Net debt at the end of the period was £236.5 million compared with £295.1 million at this time last year.

Restructuring

The restructuring programme announced in February 2002 is progressing to plan and the reductions in the operating cost base are being realised. We expect to generate the previously identified annualised benefits of £33 million by this time next year compared to the full year in 2001.

A strategic review during the last six months has identified further significant opportunities to reduce costs and enhance performance. These strategic actions, the first of which, have already been initiated, focus upon rationalising operations, reducing structural complexity and eliminating under performance. These restructuring opportunities are in addition to those announced in early 2002 and will generate improvements to the cost base of between £35 million and £50 million by mid 2006 for a cash cost of between £55 million and £70 million over this period. The strategic review also identified non-core activities in addition to those that we are currently divesting. Proceeds from these additional disposals, which are currently being evaluated, will be used to reduce debt as well as contributing to the further restructuring initiatives.

Financial Review

Group underlying operating profit for continuing businesses before goodwill amortisation and operating exceptionals increased by 38% to £20.6 million compared with last year (2002: £14.9 million).

Operating exceptional costs in the period were £15.3 million (2002: £28.3 million) and goodwill amortisation was £3.9 million (2002: £3.9 million). The restructuring programme announced in February 2002 remains on track to generate the annualised benefits of £33 million by this time next year compared to the full year in 2001.

Corporate exceptional charges in the first six months were £15.6 million (2002: £9.7 million) and principally included the loss on the disposal of the Superconductor operation in Germany and six US Soft Coatings operations.

Net finance charges for the period of £7.6 million (2002: £6.6 million) include the impact of the Group's debt refinancing during the first quarter which had the effect of increasing the proportion of

longer term debt that carries higher interest rates.

The tax charge for the first half was £4.1 million (2002: £2.3 million). The effective rate before all exceptional items and goodwill amortisation was 30% (2002: 30%).

Underlying earnings per share for the period before goodwill amortisation was 3.4 pence (2002: 2.2 pence).

Net debt at the end of the period was £236.5 million compared with £295.1 million a year earlier and £251.6 million at last year end.

Net cash inflow from operating activities was £8.4 million (2002: £29.7 million). This includes an adverse cash impact of £14.8 million from the operating exceptional activities (2002: £7.6 million) and a working capital outflow of £21.5 million (2002: £3.6 million). Programmes are in place to redress the adverse working capital performance in the second half.

Free cash flow after net capital expenditure of £13.1 million (2002: £17.4 million) was an outflow of £12.6 million (2002: outflow £16.6 million).

Interim Dividend

Although it is the Board's intention to return to a programme of progressive dividend payments, no dividend has been proposed given the continuing need to invest in the cost reduction programme and to reduce net debt.

Operating Review

In the operating review all references to operating profit are stated before goodwill amortisation and operating exceptionals.

Electrical Carbon

The operating profit performance of our industrial and rail traction business within Electrical Carbon benefited from the impact of restructuring actions and was ahead of last year despite a slightly lower level of turnover. Turnover reflected weaker demand in Germany. The replacement and after market sectors that account for the majority of sales continued to dominate. The performance meanwhile of the auto and consumer business in the first half felt the impact from a weaker trading environment in North America, its largest market. This business did however secure a very healthy level of new programme wins that will improve its trading performance going forward. Overall the trading performance of Electrical Carbon was weaker than the first six months of last year with turnover of £93.8 million (2002: £102.9 million) and operating profit of £5.8 million (2002: £7.6 million).

Magnetics

In the Magnetics business, turnover was £87.9 million compared with £84.3 million for the corresponding period last year. Operating profit improved to £1.2 million (2002: loss of £1.2 million). The business is beginning to benefit from restructuring actions that include manufacturing activity being transferred to lower cost areas, notably Slovakia. The improved trading performance of the Magnetics business overall was marred by heavy price pressure for permanent magnets used in disc drive applications, and very weak demand for product manufactured by our US operation in

Kentucky. The loss-making performance of the US operation led to a decision in mid July to close the operation as part of our additional programme of restructuring. In future the US market will be supplied from manufacturing plants in Europe and Asia. In addition the decision has been made to exit the disc drive market.

Engineered Carbon

The sales of the Engineered Carbon business increased by 6.6% from last year to £45.0 million (2002: £42.2 million). Increased operating profit over 2002 came from continued demand for silicon carbide body armour breastplates. The remaining balance of the business was in line with last year and continued to be affected by weak demand from OEM customers. Restructuring programmes, started in 2002, continue to reduce costs and improve operating profit which rose in the first half to £3.8 million (2002: £2.2 million).

Technical Ceramics

The trading performance of the Technical Ceramics business in the first half continued to suffer from weak demand from the telecommunications, semiconductor and aerospace markets, offset in part by increasing demand from the medical market. The electro ceramics operation that uses the piezo characteristics of ceramic has not seen a recovery in demand at this stage. During the second half however, supply will begin of piezo ceramic components that will enable the major computer disc drive manufacturers to enhance the data storage capability of their products. The operating result during the period benefited from restructuring actions to reduce costs and increase efficiency. This helped to mitigate the impact from weak markets. Sales were £68.4 million (2002: £71.2 million) and operating profit was £1.6 million (2002: £0.5 million).

Insulating Ceramics

The sales of the Insulating Ceramics business were ahead of last year at £130.7 million (2002: £128.5 million) and operating profits were £8.2 million (2002: £5.8 million). Despite weakness in Germany, demand in both Europe and the Americas was slightly ahead of last year whilst in the much smaller Asia market demand was significantly ahead, led by the demand from petrochemical and power industry applications. The trading performance also reflected the benefits from the ongoing restructuring actions to rationalise plants, reduce overheads and increase efficiency. During the first half we began to supply our fibre product into certain automotive applications that should offer exciting future market opportunities.

Outlook

Markets have stabilised since this time last year but are not currently showing signs of improvement and we continue to view the future with caution. Our strategy remains to improve performance through cost reduction whilst at the same time focusing upon cash generation. The restructuring programme announced in 2002 is on track to generate benefits in line with expectation. Net debt has reduced since last December, principally from disposals, however we are continuing to focus on strong cash management and a reduction in net debt.

The strategic review of the Group conducted over the last six months has identified substantial opportunities to extend the current restructuring programme and deliver attractive benefits, which should significantly enhance shareholder value. That review has also identified certain non-core activities that would be candidates for divestment on the right terms. There is a clear opportunity to transform and reshape the Group and generate sustainable improved performance that will leave the

Group in a strong position when markets recover.

Dr Bruce Farmer CBE *Chairman*
Warren D Knowlton *Group Chief Executive*

CONSOLIDATED PROFIT AND LOSS STATEMENT
for the six months ended 4 July 2003

	Note	Unaudited Six months 2003 £m	Restated Unaudited Six months 2002 £m	Restated Year 2002 £m
Turnover				
Continuing operations		425.8	429.1	839.5
Discontinued operations		16.8	21.3	40.8
Group turnover	2	442.6	450.4	880.3
Operating profit before goodwill amortisation and operating exceptionals				
Continuing operations		20.6	14.9	31.1
Discontinued operations		0.8	0.8	3.0
		21.4	15.7	34.1
Operating exceptionals		(15.3)	(28.3)	(57.3)
Operating profit/(loss) before goodwill amortisation		6.1	(12.6)	(23.2)
Goodwill amortisation		(3.9)	(3.9)	(7.7)
Operating profit/(loss)				
Continuing operations		1.8	(17.0)	(33.3)
Discontinued operations		0.4	0.5	2.4
Group operating profit/(loss)	2	2.2	(16.5)	(30.9)
Corporate exceptional items	3			
Continuing operations				
-Disposal of fixed assets		(0.2)	(0.1)	(3.4)
-Loss on sale of operations		(3.7)	(2.2)	(3.0)
Discontinued operations				
-Loss on sale of businesses		(11.7)	(7.4)	(8.6)
		(15.6)	(9.7)	(15.0)
(Loss) on ordinary activities before interest and taxation		(13.4)	(26.2)	(45.9)
Net finance charges and similar items		(7.6)	(6.6)	(12.8)
(Loss) on ordinary activities before taxation		(21.0)	(32.8)	(58.7)
Taxation	4	(4.1)	(2.3)	0.5
(Loss) on ordinary activities after taxation		(25.1)	(35.1)	(58.2)
Equity minority interest		(0.7)	(0.2)	(1.2)
Net (loss) attributable to The Morgan Crucible Company plc		(25.8)	(35.3)	(59.4)
Preference dividends on non-equity shares		(1.1)	(1.1)	(2.1)
Retained (loss) for the period		(26.9)	(36.4)	(61.5)
Earnings/(loss) per share	5			
Underlying earnings per share				
- before goodwill amortisation		3.4p	2.2p	5.0p

- after goodwill amortisation	1.7p	0.5p	1.7p
Underlying diluted earnings per share	1.7p	0.5p	1.7p
After all post tax exceptional items:			
Basic (loss) per share			
- before goodwill amortisation	(9.9p)	(14.0p)	(23.2p)
- after goodwill amortisation	(11.6p)	(15.7p)	(26.5p)
Diluted (loss) per share	(11.6p)	(15.7p)	(26.2p)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 4 July 2003

	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m
Net (loss) attributable to shareholders	(25.8)	(35.3)	(59.4)
Foreign currency translation	8.2	(7.8)	(13.2)
Deficit on revaluation of investments	-	-	(0.3)
Prior year adjustment – Deferred Tax	-	(21.8)	(21.8)
Total recognised gains and losses relating to the period	(17.6)	(64.9)	(94.7)

CONSOLIDATED BALANCE SHEET
as at 4 July 2003

	Note	Unaudited Six months 2003	Unaudited Six months 2002	Year 2002
		£m	£m	£m
Fixed assets				
Intangible assets - goodwill		118.3	134.9	130.5
Tangible assets		415.9	460.5	433.6
Investment in associated undertakings and joint ventures		1.5	1.2	1.2
Other investments		5.8	21.9	6.0
		541.5	618.5	571.3
Current assets				
Stocks		150.4	173.7	156.6
Debtors - due within one year		204.9	193.8	188.2
- due after one year		25.9	22.9	22.9
Total debtors		230.8	216.7	211.1
Cash at bank and in hand		73.0	66.6	60.5
		454.2	457.0	428.2
Current liabilities	6	292.3	291.5	331.5
Net current assets		161.9	165.5	96.7
Total assets less current liabilities		703.4	784.0	668.0
Creditors - amounts falling due after more than one year				
Borrowings		214.6	262.1	177.1
Exchangeable redeemable preference shares		1.6	3.5	1.5
Grants for capital expenditure		1.0	0.9	0.8
		217.2	266.5	179.4
Provisions for liabilities and charges		148.1	138.5	138.2
		365.3	405.0	317.6
NET ASSETS		338.1	379.0	350.4
Capital and reserves				
Called up share capital (including non-equity		88.3	88.3	88.3

interests)			
Share premium account	44.4	44.4	44.4
Revaluation reserve	7.4	9.5	7.4
Other reserves	1.4	1.4	1.4
Profit and loss account	186.3	224.9	198.6
	327.8	368.5	340.1
Minority interest			
Equity	10.2	10.4	10.2
Non-equity	0.1	0.1	0.1
	10.3	10.5	10.3
CAPITAL EMPLOYED	338.1	379.0	350.4

MOVEMENT IN SHAREHOLDERS' FUNDS
for the six months ended 4 July 2003

	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m
Net (loss) attributable to shareholders	(25.8)	(35.3)	(59.4)
Deficit on revaluation of investments	-	-	(0.3)
Dividends	(1.1)	(1.1)	(2.1)
	(26.9)	(36.4)	(61.8)
Goodwill written back to profit and loss account from reserves	6.4	2.4	4.8
Foreign currency translation	8.2	(7.8)	(13.2)
Net (decrease) to shareholders' funds	(12.3)	(41.8)	(70.2)
Opening shareholders' funds – (originally £432.1m for half year 2002 and full year 2002, before FRS19 adjustment)	340.1	410.3	410.3
Closing shareholders' funds	327.8	368.5	340.1

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 4 July 2003

		Six months Unaudited		Six months Unaudited		Year	
			2003		2002		2002
	Note	£m	£m	£m	£m	£m	£m
Net cash inflow from operating activities	(a)		8.4		29.7		75.2
Returns on investments and servicing of finance							
Interest received		1.1		1.6		2.7	
Interest paid		(6.8)		(8.6)		(16.1)	
Preference dividends paid		(1.1)		(1.0)		(2.1)	
			(6.8)		(8.0)		(15.5)
Taxation			(1.1)		(3.7)		(10.8)
Capital expenditure and financial investments							
Purchase of tangible fixed assets		(14.7)		(19.0)		(35.0)	
Proceeds on sale of tangible fixed assets		1.6		1.6		8.4	
Purchase of investments		(0.6)		(0.1)		(5.8)	
Disposal of investments		0.3		-		20.8	
			(13.4)		(17.5)		(11.6)

Acquisitions and disposals						
Acquisition of subsidiary undertakings	-		-		(0.1)	
Deferred consideration for prior year acquisitions	(0.3)		(3.3)		(3.4)	
Disposal of businesses	26.9		(0.1)		(0.7)	
		26.6		(3.4)		(4.2)
Equity dividends paid		-		(17.2)		(17.2)
Cash inflow/(outflow) before use of liquid resources and financing		13.7		(20.1)		15.9
Management of liquid resources		5.5		4.3		3.4
Financing						
Increase in bank loans	244.1		25.5		26.5	
Repayment of bank loans	(243.1)		(8.2)		(49.6)	
Repurchase of exchangeable redeemable preference shares	-		(1.9)		(3.9)	
		1.0		15.4		(27.0)
Net increase/(decrease) in cash		20.2		(0.4)		(7.7)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET BORROWINGS

Net increase/(decrease) in cash	20.2		(0.4)		(7.7)	
Cash flow from (increase)/decrease in loans	(1.0)		(17.3)		23.1	
Cash flow from (decrease) in deposits	(5.5)		(4.3)		(3.4)	
Cash flow from repurchase of exchangeable redeemable preference shares	-		1.9		3.9	
Change in net borrowings resulting from cash flows		13.7		(20.1)		15.9
Issue of exchangeable redeemable preference shares		-		(0.9)		(0.9)
Bank loans acquired with acquisitions		-		-		(0.5)
Bank loans reduced with disposals		-		(0.5)		0.2
Exchange movement		1.4		2.5		9.8
Movement in net borrowings during the period		15.1		(19.0)		24.5
Opening net borrowings		(251.6)		(276.1)		(276.1)
Closing net borrowings		(236.5)		(295.1)		(251.6)

CONSOLIDATED FREE CASH FLOW
for the six months ended 4 July 2003

	Six months Unaudited	Six months Unaudited	Year

	Note	2003 £m	2002 £m	2002 £m
Net cash inflow from operating activities	(a)	8.4	29.7	75.2
Net interest paid		(5.7)	(7.0)	(13.4)
Taxation		(1.1)	(3.7)	(10.8)
Net dividends paid		(1.1)	(18.2)	(19.3)
Post dividend cash flow		0.5	0.8	31.7
Net capital expenditure		(13.1)	(17.4)	(26.6)
Free cash flow		(12.6)	(16.6)	5.1

(a) **Reconciliation of operating profit/(loss) to net cash inflow from operating activities**

	Continuing	Discontinued	Six months 2003 Total	Six months 2002	Year 2002
	£m	£m	£m	£m	£m
Operating profit/(loss)	1.8	0.4	2.2	(16.5)	(30.9)
Depreciation	22.5	0.4	22.9	24.4	46.7
Amortisation of goodwill	3.6	0.3	3.9	3.9	7.7
Loss on sale of plant and machinery	-	-	-	0.4	0.4
Exceptional operating costs	0.6	-	0.6	13.3	17.2
(Increase)/decrease in stocks	(6.1)	(1.7)	(7.8)	4.7	17.6
(Increase)/decrease in debtors	(15.9)	2.6	(13.3)	2.4	4.0
Increase/(decrease) in creditors	0.5	(0.9)	(0.4)	(10.7)	(2.9)
Increase/(decrease) in provisions	0.4	(0.1)	0.3	7.8	15.4
Net cash inflow from operating activities	7.4	1.0	8.4	29.7	75.2

NOTES

1. **Basis of preparation**

The interim financial information, which has been approved by the Board of Directors, has been prepared on a consistent basis with the accounting policies set out in the Group's 2002 annual report and accounts.

Operating exceptionals are separately disclosed as they are considered material to the statement.

The results and balance sheet for the year 2002 (as restated) are an abridged version of the full accounts which received an unqualified report by the auditors and have been filed with the Registrar of Companies.

2. **Segmental Information**

Product group

	Turnover			Operating profit		
	Six months 2003	Six months 2002	Year 2002	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m	£m	£m	£m
Electrical Carbon	93.8	102.9	199.9	5.8	7.6	14.6
Magnetics	87.9	84.3	163.5	1.2	(1.2)	(4.3)
Engineered Carbon	45.0	42.2	83.6	3.8	2.2	3.7
Technical Ceramics	68.4	71.2	135.7	1.6	0.5	3.2
Insulating Ceramics	130.7	128.5	256.8	8.2	5.8	13.9
Continuing operations	425.8	429.1	839.5	20.6	14.9	31.1
Discontinued operations	16.8	21.3	40.8	0.8	0.8	3.0

	442.6	450.4	880.3	21.4	15.7	34.1
Operating exceptionals				(15.3)	(28.3)	(57.3)
Goodwill amortisation				(3.9)	(3.9)	(7.7)
Group operating profit/(loss)				2.2	(16.5)	(30.9)

The sales and operating profit for the remaining coatings operations are now disclosed within Technical Ceramics.
The discontinued operations in 2003 are Superconductors and the six Coatings operations and in 2002 also includes Morgan Matroc Barcelona.

The operating exceptionals of £15.3 million comprise, Electrical Carbon £5.2 million, Magnetics £0.7 million, Engineered Carbon £1.3 million, Technical Ceramics £2.9 million and Insulating Ceramics £1.2 million and holding companies £4.0 million.

Geographical area

The analysis shown below is based on the location of the contributing companies:

			Turnover			**Operating profit**
	Six months 2003	Six months 2002	Year 2002	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m	£m	£m	£m
United Kingdom						
Sales in the UK	19.9	21.0	41.2			
Sales overseas	23.1	22.5	42.6			
Total United Kingdom	43.0	43.5	83.8	1.5	2.6	2.2
Rest of Europe	167.5	154.4	300.2	11.1	5.3	10.4
The Americas	163.6	186.7	360.6	2.7	3.7	10.4
Far East and Australasia	45.2	39.4	83.5	4.2	2.7	6.4
Middle East and Africa	6.5	5.1	11.4	1.1	0.6	1.7
	425.8	429.1	839.5	20.6	14.9	31.1
Discontinued operations	16.8	21.3	40.8	0.8	0.8	3.0
	442.6	450.4	880.3	21.4	15.7	34.1
Operating Exceptionals				(15.3)	(28.3)	(57.3)
Goodwill amortisation				(3.9)	(3.9)	(7.7)
Group operating profit/(loss)				2.2	(16.5)	(30.9)

The analysis shown below is based on the location of the customer:

			Turnover
	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m
United Kingdom	26.2	27.1	54.2
Rest of Europe	166.7	154.2	294.7
The Americas	159.8	181.0	352.5
Far East and Australasia	62.9	58.5	120.3
Middle East and Africa	10.2	8.3	17.8
	425.8	429.1	839.5
Discontinued operations	16.8	21.3	40.8

	442.6	450.4	880.3

3. **Corporate exceptional items**

In 2003, the exceptional loss related mainly to the disposal of the Superconductors operation and the sale of the : Coatings operations.

On 4 July 2003 contracts were exchanged for the conditional sale of the Technical Ceramics production site in Rı a gross consideration of £5.1 million. The sale is anticipated to complete in the second half of 2004 at which poir the profit on disposal will be recognised.

4. **Taxation**

	Six months 2003	Six months 2002
	£m	£m
United Kingdom taxes	(1.7)	0.1
Overseas taxes	5.8	2.2
Total taxation	4.1	2.3

The total taxation charge for the six months to 4 July 2003 of £4.1 million (2002 : £2.3 million) includes a tax cred on exceptional items of £Nil (2002 : £0.4 million tax credit).

The interim taxation charge is calculated by applying the Directors' best estimate of the annual tax rate to the tax profit for the period.

5. **Earnings/(loss) per Ordinary share**

a. Basic and underlying earnings/(loss) per share

		Six months 2003	Six months 2002	Year 2002
		£m	£m	£m
(Loss) after tax and minority interest		(25.8)	(35.3)	(59.4)
Preference dividend		(1.1)	(1.1)	(2.1)
Basic (loss) after goodwill amortisation		(26.9)	(36.4)	(61.5)
Goodwill amortisation		3.9	3.9	7.7
Basic (loss) before goodwill amortisation		(23.0)	(32.5)	(53.8)
Adjusted by all post tax exceptional items		30.9	37.6	65.4
Underlying earnings	- before goodwill amortisation	7.9	5.1	11.6
	- after goodwill amortisation	4.0	1.2	3.9
Weighted average number of Ordinary shares		231,993,647	231,988,242	231,990,704

Underlying earnings per share	- before goodwill amortisation	3.4p	2.2p	5.0
	- after goodwill amortisation	1.7p	0.5p	1.7
Basic (loss) per share	- before goodwill amortisation	(9.9p)	(14.0p)	(23.2
	- after goodwill amortisation	(11.6p)	(15.7p)	(26.5

The Directors have disclosed an underlying earnings per share as, in their opinion, this better reflects the real performance of the Group and assists comparison with the results of previous periods.

b. Diluted earnings

	Six months 2003	Six months 2002	Year 2002
	£m	£m	£m

Basic (loss)	(26.9)	(36.4)	(61.5)
Preference dividend as calculated under FRS14	-	-	-
Diluted (loss)	(26.9)	(36.4)	(61.5)
Adjusted by all post tax exceptional items	30.9	37.6	65.4
Underlying diluted earnings	4.0	1.2	3.9

Weighted average number of Ordinary shares	231,993,647	231,988,242	231,990,704
Dilutive effect of share option schemes	3,008	-	2,718,929
Weighted average number of diluted shares	231,996,655	231,988,242	234,709,633
Diluted (loss) per share	(11.6p)	(15.7p)	(26.2p)
Underlying diluted earnings per share	1.7p	0.5p	1.7p

6. **Current liabilities**

Current liabilities include bank loans and overdrafts of £93.3 million (4 July 2002: £96.1 million; 4 January 2003: £133.5 million).

This Interim Statement will be dispatched to all registered holders of Ordinary shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP.

END

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	07:00 9 Sep 2003
Number	5205P

The Morgan Crucible Company plc
Board Changes

The Board of The Morgan Crucible Company plc announces that following its statement at the AGM, Dr. E. B. Farmer CBE will be retiring as Chairman and a Director of the Company on 12th December 2003. Mr Lars Kylberg who has been a non-executive Director of the Company since September 1996 has been appointed as Chairman effective from 12th December 2003.

Mr Kylberg (63), a Graduate Engineer of the Chalmers University of Technology is a Swedish National and commenced his career with the ASEA Group with appointments in USA, South America, Middle East and South Africa. He has held senior positions in Swedish industry and was President and C.E.O. of Saab Scania AB (1991-1995). He has been Chairman of ASG AB and Securum AB as well as non-executive Director of AB Electrolux and Akzo Nobel and Generics plc. He is presently Chairman of Haldex AB plc and a non-executive director of IBS AB plc.

Mr Nigel Howard who previously indicated his intention to retire from the Board in the Autumn will retire on 31st December 2003.

The Board is pleased to announce the appointment of Mr Joseph MacHale as a non-executive Director of the Company with effect from Wednesday 1st October 2003.

Mr MacHale (52) is a Chartered Accountant and has had international experience with J. P. Morgan, having lived and worked in both North America and Europe. He was Chief Executive for Europe, Middle East and Africa from 1997 until 2001.

For further information, please contact:

The Morgan Crucible Company plc
Victoria Gould Tel: +44 (0)1753 837 237
Director of Group Communications

Finsbury Group
Charlotte Hepburne-Scott Tel: +44 (0)20 7251 3801

END

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